September 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Delaying Amendment for First Eagle ETF Trust (the “Registrant”) for Registration Statement on Form N-1A (File No. 333-290276)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-1A (File No. 333-290276) relating to the initial registration of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2025.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on September 22, 2025.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at (212) 698-3173.

Sincerely,

/s/ David O’Connor

David O’Connor

Sole Trustee, President, Secretary and Treasurer

First Eagle ETF Trust